Exhibit 99.(d)(2)(a)

EXHIBIT A*

SUBADVISORY AGREEMENT AMONG

 ABERDEEN ASSET MANAGEMENT INC., ABERDEEN FUNDS

AND ABERDEEN ASSET MANAGEMENT ASIA LIMITED

The Subadviser is entitled to the percentage of the advisory fee received after fee waivers and expense reimbursements, if any, by the Adviser for the relevant Fund as detailed below:

Funds of the Trust	Subadvisory Fees
Aberdeen China Opportunities Fund	90%
Aberdeen Emerging Markets Fund (formerly, Aberdeen Emerging Markets Institutional Fund)	45%
Aberdeen Asia Bond Fund	90%
Aberdeen Asia-Pacific (ex-Japan) Equity Fund	90%
Aberdeen Global High Yield Bond Fund	5%
Aberdeen Asia-Pacific Smaller Companies Fund	90%

*                 As most recently updated at the December 5, 2012 Board Meeting.